Leser Hunter Taubman & Taubman
17 State Street, Suite 2000
New York, New York 10004
(212) 732-7184   Fax:  (212) 202-6380
E-mail: lou@lhttlaw.com

December 8, 2008
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Edwin Kim

Re:	Jpak Group, Inc.
Registration Statement on Form S-1/A
Filed November 4, 2008
Form 10-Q/A for the period ended March 31, 2008
Filed November 4, 2008
Form 10-Q/A for the period ended December 31, 2007
Filed November 4, 2008
Form 10-Q/A for the period ended September 30, 2007
Filed November 4, 2008
File No. 333-147264

Dear Mr. Kim:

This letter is provided in response to your letter dated November 14, 2008, regarding the above-referenced Registration Statement for our client, Jpak Group, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

S-1/A

Management’s Discussion and Analysis or Plan of Operation
Recent Milk Scandal and its Effect on Jpak

1.
It appears from your disclosure that 45% of your sales are from dairy or dairy-related customers and management is currently evaluating the impact of the tainted milk powder.  Please revise your disclosure to include the following:

•	The nature of the evaluation process and what has been done to date.
•	The current stage of your evaluation and what else needs to be done.
•	The probable or reasonably possible effects this scandal will have on your operations.
•	Results of your evaluation and what actions are being taken to minimize the impact on your operations.

Response:          Per your comment, we have revised our disclosures by modifying our disclosure (revised content of MD&A is included as Appendix A hereto) of our amended Form S-1/A.

Financial Statements
General

2.	Please note the updated requirements for the financial statements as set forth in Article 8-08 if Regulation S-X and provide a current dated consent of the independent accountants in any amendment.

Response:          Pursuant to your comment we shall include a current dated consent of the independent accountants in any amendment that we file.

Notes to Consolidated financial Statements
Note 19 – Allocation of Proceeds from the Exercise of Series J Warrants

3.
We have reviewed your response to our prior comment three and the revised disclosure in Appendix B.  Your response does not appear to address our comment; therefore it is being reissued in its entirety.  Considering the Series A Convertible Preferred Stock and Series A and B warrants were issued on August 9, 2007 and are still outstanding at June 30, 2008, please revise your disclosure to discuss your accounting for the preferred stock issued with the warrants.

Response:          Per your comment, we have revised our disclosures by modifying Footnote 19 (revised Footnote 19 is included as Appendix B hereto) and adding Footnote 20 (Footnote 20 is included as Appendix C hereto) of our amended Form S-1/A.  We have added a new table in the note to disclose the allocation.  We shall revise our Quarterly Reports on Form 10-Q for the quarters ending December 31, 2007, March 31, 2007 and our Form 10K for the year ending June 30, 2008, to ensure that all of our disclosure is consistent with our revisions.

Form 10-Q/A for the Period Ended March 31, 2008
Notes to Consolidated Financial Statements
Note 15 – Restatement to Reflect Correction of Accounting Errors

4.	Please revise your disclosure to include the effect of the correction of the accounting errors on your per share amounts. Please refer to paragraph 26(a) of SFAS 154 for further guidance.

Response:          According to paragraph 26(a) of SFAS 154, we shall disclose the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.  Accordingly we have revised our disclosures by modifying Footnote 15 (revised Footnote 15 is included as Appendix D hereto) of our amended Form 10-Q/A.  We shall revise our Quarterly Report on Form 10-Q for the quarter ending December 31, 2007 to ensure that all of our disclosure is consistent with our revisions.

Item 4. Controls and Procedures

5.
We have reviewed your response to our prior comment eight and note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of March 31, 2008 are “deficient.”  Please revise to state in clear and unqualified language that your disclosure controls and procedures are either effective or ineffective.  Please refer to Item 307 of Regulation S-K for further guidance.

Response:          Pursuant to your comment we have revised the disclosure in Item 4.  The new disclosure is contained in Appendix E hereto.   Most of the original disclosure included in Item 4 pertained to our internal controls over financial reporting, not disclosure controls and procedures; accordingly, we revised the disclosure in Item 4 to be more accurate.  Appendix E includes the full disclosure that will be included in our Quarterly Report for the quarter ended March 31, 2008 and December 31, 2007 – the dates will be revised to reflect the appropriate quarter.

Form 10-Q/A for the Period Ended December 31, 2007
Item 4. Controls and Procedures

6.
We have reviewed your response to our prior comment eight and note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of December 31, 2007 are “deficient.”  Please revise to state in clear and unqualified language that your disclosure controls and procedures are either effective or ineffective.  Please refer to Item 307 of Regulation S-K for further guidance.

Response:          Pursuant to your comment we have revised the disclosure in Item 4.  The new disclosure is contained in Appendix E hereto. Most of the original disclosure included in Item 4 pertained to our internal controls over financial reporting, not disclosure controls and procedures; accordingly we revised the disclosure in Item 4 to be more accurate.  Appendix E includes the full disclosure that will be included in our Quarterly Report for the quarter ended March 31, 2008 and December 31, 2007 – the dates will be revised to reflect the appropriate quarter.

Form 10-Q/A for the Period Ended September 30, 2007
Item 4. Controls and Procedures

7.
We have reviewed your response to our prior comment eight and note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures as of September 30, 2007 are “deficient.”  Please revise to state in clear and unqualified language that your disclosure controls and procedures are either effective or ineffective.  Please refer to Item 307 of Regulation S-K for further guidance.

Response:          Pursuant to your comment we have revised the disclosure in Item 4.  The new disclosure is contained in Appendix E hereto.  Most of the original disclosure included in Item 4 pertained to our internal controls over financial reporting, not disclosure controls and procedures; accordingly we revised the disclosure in Item 4 to be more accurate.  Appendix E includes the full disclosure that will be included in our Quarterly Report for the quarter ended March 31, 2008 and December 31, 2007.  The deficiency related to the exercise of the Series J Warrant did not affect the quarterly report on Form 10-Q for the quarter ended September 30, 2007 and therefore the disclosure contained in Appendix E will be revised accordingly for such report.

Other Exchange Act Reports

8.	Please revise your other Exchange Act Reports, as necessary, to comply with our comments.

Response:          We will revise and file amended Exchange Act Reports as necessary, to comply with your comments and ensure that the disclosure contained therein is consistent with our responses herein, each other and the disclosure included in the S-1.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By:	Louis Taubman
Attorney at Law
cc: Mr. Wang, CEO

Appendix A – Revised MD&A regarding Milk Scandal

Milk scandal and its effects on Jpak

●	The Milk scandal

In September 2008, the Chinese health ministry announced that several babies died in recent months and thousands were sickened by contaminated milk formula powder. The authorities confirmed that the tainted powder was laced with melamine, an industrial chemical sometimes used to make plastics and fertilizer. Adding the chemical to milk makes the formula test at higher concentrations of protein.

The tainted milk powder was traced to the Sanlu Group, one of China's biggest dairy producers, which operates as a joint venture with a New Zealand-based dairy conglomerate, Fonterra. Further investigation revealed that milk formula powder produced by dozens of other dairy producers were also contaminated.

●	Management’s evaluation process

Management is currently evaluating the probable or reasonably possible effects that the milk scandal will have on our business and operations.  We closely monitor the impacts of the scandal on the industry with particular attention to the impact it has on our existing customers.  We conduct our analysis both quantitatively and qualitatively.  The key indicators we use to evaluate the industry include sales volume of milk products and production facility utilization of the milk product producers.  Nevertheless, China lacks authoritative quantitative data for the industry’s sales volume and production facility, so we also conduct qualitative analysis.  The key indicators we use for internal evaluation of our existing customers include sales, inventory turnover, account receivable turnover and bad debt expenses.  Furthermore, we also communicate directly with our customers and collect their feedbacks.

●	Current status of evaluation

The impact of the scandal is still evolving.  Recently we have seen many small to medium size companies, including many of our customers, suspend their production while large companies have low production facility utilization.

As we are a supplier to the milk product producers, the impact on us has a certain time lag.  Our customers may delay or cancel their planned orders.  We are closely monitoring the indicators of our sales, inventory turnover, accounts receivable turnover and bad debt expenses.  Nevertheless, the detailed financial impacts are yet to be observed.

●	Possible effects of the scandal and results of our evaluation

The milk scandal has brought the industry into a crisis as consumers’ confidence on the milk products is significantly damaged.  In recent years, we have been focusing strongly in the dairy packaged segment because it brings higher margins than the fruit juice market. Between January and August 2008, the total volume for beverage cartons was 900,000,000 packs, 360,000,000 of which were diary related. 70% of our clients are dairy or related and account for approximately 45% of our sales.

Based on the above evaluation, we anticipate that the milk scandal will have a significant impact on our operations.  Financially it will reduce our revenue and therefore impact our net income.  It may also increase the amount of bad debt if we cannot collect our account receivables from our existing clients.  We currently anticipate that the milk scandal may affect our revenues by as much as 30% in the current year.

In addition, the milk scandal has some direct impact on our customers. Thus far we have only had a small test order from Sanlu and due to the scandal, have decided to abort our initial efforts to develop our relationship with them.  Two of our other customers, Taizinai has suspended its production while Yinying has reduced its orders.

●	Actions being taken

Management is taking every action necessary to minimize the impact.  In order to address the issue of falling revenue, our sales department is dedicating itself to developing the domestic and overseas market. In the three months ended September 30, 2008 we have developed fourteen new domestic clients and begun exploring the Bulgaria market, which amounted to 5% of the sales. In addition, we are closely monitoring the account receivable balance client by client.  We have also tightened our credit control by having hard caps on our customers' credit limits.

Furthermore, we have reduced our inventory level according to our estimated future orders and tried to keep a lean production.  Internally we have paid more attention to cost cutting by measures such as reducing the defective production percentage.

Finally, we have strengthened our R&D.  We have successfully developed packaging which can be used in the SIG filling machines, which we believe will bring additional revenue to the Company.

Appendix B
NOTE 19 – ALLOCATION OF PROCEEDS FROM THE EXERCISE OF SERIES J WARRANTS

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17, 2007) by and among the Company, JPAK, Grand International and the Investors. Pursuant to the NPA JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, and under the terms of the Notes and the NPA,  the convertible notes converted to the following items: (i) 5,608,564 shares of the Company’s Series A Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), which shares are convertible into an aggregate of 11,217,128 shares of Common Stock, (ii) Class A Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.60 per share until August 2011 (the “Class A Warrants”), (iii) Class B Warrants to purchase an aggregate of 5,500,000 shares of Common Stock (subject to adjustment) at an exercise price of $.70 per share until August 2011 (the “Class B Warrants”) and (iv) Class J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Preferred Stock, which preferred stock shall contain the same terms as the Series A Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s Common Stock, (b) Class C Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.72 per share (the “Class C Warrants”) and (c) Class D Warrants to purchase an aggregate of 4,166,667 shares of Common Stock (subject to adjustment) at an exercise price of $.84 per share (the “Class D Warrants” and together with the Class A Warrants, Class B Warrants and Class C Warrants, the “Warrants”). The Class J Warrants were be exercisable until 90 days following the effective date of a registration statement registering for sale the shares of common stock underlying the securities issued in the financing. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to The Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (the “Series B financing”).

Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  Nevertheless, after reviewing the comments from SEC, now we believe these costs are indirect costs associated with the offering of our securities and should be changed to an expense.  The incremental value of  Series A warrants, Series B Warrants and investors warrants are US$540,430.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued.”

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value. Therefore, we have deducted the fair value of the placement agent warrants $839,550 and the financing commissions $462,519 from the proceeds of Preferred Shares of $5,000,000.

Allocation of proceed from the exercise of J warrants	2007-12-28
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting commission	4,537,481
Value of Placement Agent Warrants	839,550
Incremental value of original Placement Agent Warrants	31,680
Net proceeds after deduction of value and incremental value of placement agent warrants	3,697,931
Series C Warrants	4,308,750
Series D Warrants	3,985,000
Incremental value of Series A Warrants (Note 1)	223,850
Incremental value of Series B Warrants (Note 1)	284,900
Total value of investor warrants, incremental value of investors warrants and preferred shares	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Note 1:  Incremental value of Series A and Series B warrants was expensed in the period as indirect financing costs.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

●	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

Furthermore, we allocated the remaining proceeds of $3,697,931 between investor warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,293,751 and $5,000,000 respectively.  Therefore, the Company allocated $2,307,078 and $1,390,853 to the investor warrants and preferred stocks respectively from the $3,697,931 remaining proceeds of J warrants exercise.

Valuation	December 28, 2007
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting
commission	4,537,481
Value of Placement Agent Warrants	839,550
Incremental value of original Placement Agent Warrants	31,680
Net proceeds after deduction of value and incremental
value of placement agent warrants	3,697,931
Series C Warrants	4,308,750
Series D Warrants	3,985,000
Total value of investor warrants and incremental value of
investors warrants	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Agent Warrants		December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.60
Share Price:		$1.60
Time to Expiration:		2,192
Volatility:		30.28%
Risk-free Rate of Return:		3.18%
Black-Scholes Call Value:		$1.12
Warrant Valuation:		$839,550.00

Warrant market price
Series A Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 09, 2011
	August 09, 2013
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.28	$1.07	$1.11
Warrant Valuation:		$1,543,300.00	$5,887,750.00	$6,111,600.00

Series B Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.23	$0.99	$1.04
Warrant Valuation:		$1,271,600.00	$5,430,700.00	$5,715,600.00

Series C Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.72
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.29	$1.03	$1.03
Warrant Valuation:		$1,209,166.76	$4,308,750.34	$4,308,750.34

Series D Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.84
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.25	$0.96	$0.96
Warrant Valuation:		$1,037,083.42	$3,985,000.32	$3,985,000.32

Appendix C

NOTE 20 – ALLOCATION OF PROCEEDS OF CONVERTIBLE PROMISSORY NOTES

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated  May 17,2007 by and among Jpak, Grand International Industrial Limited and in certain identified investors) by and among the Company, Jpak, Grand International and the Investors. Under the NPA Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’ common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants contain an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the applicable registration statement and prospectus. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $332,937 and the remaining deferred financing costs of $355,237 from the proceeds of Preferred Shares $5,500,000.  Furthermore, we allocated the remaining proceeds of $4,811,826 between investors warrants and Preferred Shares on a relative fair value basis.

Originally, we used an expected volatility approximate 7% and assumed that expected volatility would be the same as historical volatility for calculations of value assigned the preferred stock and warrants.  After reviewing comments from the SEC, we changed certain assumptions utilized, particularly volatility, and therefore changed values assigned to the preferred stock and warrants resulting from the automatic conversion of convertible promissory notes into Series A preferred stock.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

The total value of warrants and the value of Series A Preferred shares on the date of conversion were $5,153,233 and $5,500,000 respectively.  Therefore, the Company allocated $2,327,600 and $2,484,226 to warrants and preferred stocks respectively from the $4,811,826 remaining proceeds of Convertible Promissory Notes.

Proceeds of Series A Preferred Shares	5,500,000
Financing commission of Series A Preferred Shares	355,237
Proceeds of Series A Preferred Shares after deducting commission	5,144,763
Value of Placement Agent Warrants	332,937
Net proceeds after deduction of value of placement agent warrants and financing commission of Series A Preferred Shares	4,811,826
Series A Warrants	1,543,300
Series B Warrants	1,271,600
Series J Warrants	2,338,333
Total value of investor warrants, incremental value of investors warrants and preferred shares	5,153,233
Value of Series A Preferred Shares	5,500,000
Allocation of Warrants	2,327,600
Allocation of Series A Preferred Shares	2,484,226

Warrant valuation

Agent Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.50
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.34
Warrant Valuation:		$332,937.00

Series A Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.28
Warrant Valuation:		$1,543,300.00

Series B Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.23
Warrant Valuation:		$1,271,600.00

Series J Warrants		August 9, 2007

Expiration Date:	August 9, 2011
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.28
Warrant Valuation:		$2,338,333.24

Appendix D

NOTE 15 – RESTATEMENT TO REFLECT CORRECTION OF ACCOUNTING ERRORS

On August 7, 2007, the conversion feature of the Series A Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $2,484,226 and $2,327,600 to the Series A Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.221, the allocated proceeds of $2,484,226 divided by 11,217,128 (the number of shares to be received on conversion).  The intrinsic value of the conversion option therefore is $5,592,106 [(11,217,128 shares) × ($0.72 – $0.221)].  Because $5,592,106 is more than $2,484,226, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $2,484,226.

On August 7, 2007, the conversion feature of the Series A Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

On a relative fair value basis, we have allocated $2,484,226 and $2,327,600 to the Series A Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.221, the allocated proceeds of $2,484,226 divided by 11,217,128 (the number of shares to be received on conversion).  The intrinsic value of the conversion option therefore is $5,592,106 [(11,217,128 shares) × ($0.72 – $0.221)].  Because $5,592,106 is more than $2,484,226, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $2,484,226.

The Company originally did not include the impact of the beneficial conversion features of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.  The inclusion of beneficial conversion features reduces the net income applicable to common stocks holders by US$3,875,079.  As a result, the number of weighted average share for calculating the diluted earning per share has reduced from 44,576,470 to 24,286,022 due to the anti dilution.

In addition, in connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (“the financing”).

Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  Nevertheless, after reviewing the comments from SEC, now we believe these costs are indirect costs associated with the offering of our securities and should be changed to an expense.  The incremental value of  Series A warrants, Series B Warrants and investors warrants are US$540,430.  The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

●	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

In connection with the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock we also incurred a commission of US$462,519.  The commission was originally accounted as part of the management expenses.  Now we believe that costs of issuing equity securities should be charged directly to equity as deduction to additional paid-in capital.

NOTE 15 – RESTATEMENT TO REFLECT CORRECTION OF ACCOUNTING ERRORS (continued)

The effect of restatement is as follows:

CONSOLIDATED BALANCE SHEETS
ASSETS
	As reported originally as at	As reported currently as at
	March 31, 2008	March 31, 2008	Effect of Change
CURRENT ASSETS
Cash and cash equivalents	$4,790,573	$4,790,573	$-
Account receivables, net of allowance	9,599,369	9,599,369	-
Inventory	4,529,545	4,529,545	-
Other receivables	1,000,823	1,000,823	-
Prepaid expenses and other current assets	251,984	251,984	-
Advance payments	425,776	425,776	-
Deferred placement agent warrant costs, net	-	-	-
Total Current Assets	20,598,070	20,598,070	-

PROPERTY AND EQUIPMENT, NET	11,532,961	11,532,961	-

Total Assets	$32,131,031	$32,131,031	$-

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$3,558,752	$3,558,752	$-
Trade notes payable	1,713,600	1,713,600	-
Short-term bank loans	3,570,000	3,570,000
Advance payment from customer	34,063	34,063	-
Other payables	74,598	74,598	-
Total Current Liabilities	8,951,013	8,951,013	-

LONG-TERM DEBT	1,361,027	1,361,027	-

MINORITY INTEREST	104,958	104,958	-

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value,
5,608,564 shares authorized, issued and outstanding	561	561	-
Common stock, $0.001 par value, 300,000,000 shares
authorized 24,505,000 shares issued and outstanding	24,505	24,505	-
Series B convertible preferred stock, $0.0001 par value,
5,000,000 shares authorized, issued and outstanding	500	500	-
Allocation of Series A Preferred Shares	-	2,484,226	2,484,226
Allocation of Series B Preferred Shares	-	1,390,853	1,390,853
Warrants	-	4,634,677	4,634,677
Pacement agent warrants	-	1,172,487	1,172,487
Aditional paid-in capital	14,387,979	11,048,604	(3,339,375)
Retained earnings	4,788,287	(1,554,581)	(6,342,868)
Statutory reserves	348,009	348,009	-
Accumulated other comprehensive income	2,164,192	2,164,192	-

Total Stocholder's Equity	21,714,033	21,714,033	-

Total Liabilities and Stockholder' Equity	$32,131,031	$32,131,031	-

NOTE 15 – RESTATEMENT TO REFLECT CORRECTION OF ACCOUNTING ERRORS (continued)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME	As reported originally for the nine months ended	As reported currently for the nine months ended
	March 31, 2008	March 31, 2008	Effect of Change

REVENUE	$26,232,788	$26,232,788	$-

COST OF SALES	19,183,182	19,183,182	-

GROSS PROFIT	7,049,606	7,049,606	-

EXPENSES
Selling, general and administrative	4,141,691	4,219,602	77,911

Total Expenses	4,141,691	4,219,602	77,911

INCOME FROM OPERATIONS	2,907,915	2,830,004	77,911

OTHER INCOME (EXPENSES)
Interest income	37,544	37,544	-
Interest expense	(284,318)	(284,318)	-
Other income (expense), net	230,890	230,890	-

Total Other Income (Expenses)	(15,884)	(15,884)	-

INCOME BEFORE PROVISION
FOR INCOME TAX	2,892,031	2,814,120	77,911

PROVISION FOR INCOME TAX	-	-	-

NET INCOME BEFORE MINORITY INTEREST	2,892,031	2,814,120	77,911

MINORITY INTEREST	-	-	-

NET INCOME	2,892,031	2,814,120	77,911

Beneficial conversion feature related to issuance of	-	(2,484,226)	(2,484,226)
Series A convertible preferred stock

Beneficial conversion feature related to issuance of	-	(1,390,853)	(1,390,853)
Series B convertible preferred stock
		__________	__________
NET INCOME / (LOSS) APPLICABLE TO	2,892,031	(1,060,959)	(3,952,990)
COMMON STOCK HOLDERS

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,626,073	1,626,073	-

COMPREHENSIVE INCOME	$4,518,104	$565,114	$(3,952,990)

BASIC EARNINGS / (LOSS) PER SHARE	$0.12	$(.04)	$(.16)
DILUTED EARNINGS/ (LOSS) PER SHARE	$0.06	$(.04)	$(.10)

WEIGHTED AVERAGE
BASIC	24,286,022	24,286,022	-
DILUTED	44,576,470	24,286,022	(20,290,448)

NOTE 15 – RESTATEMENT TO REFLECT REVERSE MERGER ACCOUNTING (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
As reported originally for the nine months ended	As reported currently for the nine months ended
March 31, 2008	March 31, 2008	Effect of Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$2,892,031	$2,814,120	$	(77,911)
Adjustments to reconcile net income to net cash
Provided (used) by operating activities:
Bad debt expense	7,521	7,521
Depreciation and amortization	722,211	722,211		-
Changes in assets and liabilities:
Account receivables	(271,952)	(271,952)		-
Inventory	(801,688)	(801,688)		-
Other receivables	(950,642)	(950,642)		-
Prepaid expenses and other current assets	536,561	536,561		-
Advance payments	(404,428)	(404,428)		-
Accounts payable and accrued expenses	(1,335,844)	(1,335,844)		-
Advance payment from customers	32,355	32,355		-
Other payables	3,421	3,421		-

Total Adjustments	(2,462,485)	(2,462,485)		-

Net Cash Used By Operating Activities	429,546	351,635		(77,911)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(2,761,488)	(2,761,488)		-
Addition of construction in progress	(679,820)	(679,820)		-
Cash acquired from the subsidiary	99,695	99,695		-

Net Cash Used By Investing Activities	(3,341,613)	(3,341,613)		-

CASH FLOWS FROM FINANCING ACTIVITIES
Trade notes payable	1,085,120	1,085,120		-
Proceeds from capital contribution	3,898,813	3,976,724		77,911
Repayment of bank loans	(2,352,778)	(2,352,778)		-

Net Cash Provided By Financing Activities	2,631,155	2,709,066		77,911

EFFECT OF FOREIGN CURRENCY
TRANSLATION ON CASH	133,285	133,285		-

NET DECREASE IN CASH AND CASH QUIVALENTS	(147,627)	(147,627)		-

CASH AND CASH EQUIVALENTS – BEGINNING	4,938,200	4,938,200		-

CASH AND CASH EQUIVALENTS – ENDING	$4,790,573	$4,790,573		$-

Appendix E
Item 4. Controls and Procedures

I.	Disclosure Controls and Procedures.
As of the end of the period covered by this report, our management conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by our company in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms.

II.	Changes in Internal Control Over Financial Reporting
 On May 4, 2008, management concluded that our internal control over financial reporting was not effective due to the existence of the material weaknesses discussed below. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

On May 4, 2008, the Board of Directors concluded that the Company is required to restate its previously issued audited financial statements for the year ended June 30, 2007 and the periods ended September 30, 2007 and December 31, 2007.  Subsequent to the issuance of these financial statements, management identified various errors in connection with its 2007 financial statements and determined that a restatement was necessary in respect of the following:

1.
Revision of reverse acquisition accounting.  On August 9, 2007, we completed a reverse acquisition of Jpak Group Co., Ltd. (“Jpak Ltd”), a Cayman Islands Company.   As a result, Jpak Ltd became our wholly owned subsidiary.  Previously, in September 2006, Jpak Ltd acquired an 88.23% equity interest in Qingdao Renmin, our primary operating subsidiary located in the city of Qingdao in Shandong Province in the Peoples Republic of China, through Grand International, a Hong Kong company, which is the wholly owned subsidiary of Jpak Ltd.  In July 2007, Grand International acquired the remaining 11.77% state-owned equity interest in Qingdao Renmin and now owns 100% equity interest in Qingdao Renmin.  The acquisition of Qingdao Renmin was initially accounted for using the purchase method. Subsequent to the issuance of the June 30, 2007, financial statements, management revisited the acquisition and deemed the transaction to be a reverse acquisition for accounting purposes. Qingdao Renmin was considered to be the accounting acquirer as both Grand International and Jpak Ltd were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although Jpak Ltd is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange will be treated as a recapitalization of Jpak Ltd.  Thus, Jpak Ltd is the continuing entity for financial reporting purposes.  Accordingly, we will prepare the financial statements as if Jpak Ltd. had always been the reporting company and then on the share exchange date, changed its name and reorganized its capital stock.  Accordingly, we shall revise our financial statements to reflect reverse merger accounting by eliminating the goodwill and adjusting the additional paid-in capital.

2.
Revision of capitalized costs related to financing transaction. In connection with the US$5,500,000 financing that we completed in August 2007, we granted warrants, with an exercise price of US$0.50 per share, to purchase up to 990,000 shares of common stock to the placement agent of the Financing. The expiration date of this warrant is May 17, 2011. Furthermore, as a result of the investors’ exercise of their Series J warrants in December 2007, we granted the placement agent an additional warrant to purchase up to 750,000 shares of common stock with an exercise price of US$0.60 per share; the expiration date of this warrant is December 28, 2011. These placement agent warrants have the same terms as the Series A and Series B Warrants we issued to the investors.  The cost related to the two placement agent warrants were originally capitalized and amortized over the term of the warrants.    However, after further  discussion  and research, we  believe  the  warrants  issued to  the placement  agents  are directly attributable to raising capital; if we had not issued the warrants to the placement agent, we would have paid the same amount of cash as the fair value of the warrants.  Therefore, we will allocate the proceeds received in a financing transaction to the preferred shares and warrants on a relative fair value basis to the additional paid-in capital of preferred shares and common shares, respectively.

On September 23, 2008, the Board of Directors of Jpak Group, Inc. (“we”, “us”, “our” or the "Company") concluded that the Company is required to restate its previously issued audited financial statements for the period ended December 31, 2007 and March 31, 2008.  Subsequent to the issuance of these financial statements, management identified various errors in connection with them and determined that a restatement was necessary in respect of the following:

1.
In connection with the exercise of the Series J Warrants (the “Series J Exercise”), we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (“the financing”).  Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  However, after reviewing the SEC’s comments, we now believe that these costs are indirect costs associated with the offering of our securities and should be changed to an expense.  The incremental value of Series A warrants, Series B Warrants and investors warrants are US$540,430.

2.
The Company incurred a commission of $462,519.22 pursuant to the Series J Exercise.  However, this commission was not paid until January 16, 2008.  Originally, in the financial statements as of March 31, 2008, the Company did not account for this commission as a deduction to additional paid-in capital; the Company included this commission as part of the expenses in the third quarter.  To correct the error, the Company shall account the commission as a deduction to additional paid-in capital in the second quarter and revise the amount of expenses in the third quarter.

This control deficiency resulted in a misstatement to substantially all of our financial statements and disclosures covering the year ended June 30, 2007 and onward, which resulted in a material misstatement to such annual and interim financial statements (September 30, 2007, December 30, 2007 and March 31, 2008) that was not prevented or detected. Because of the aforementioned control deficiencies, which together constitute a material weakness, the Company’s management concluded that the Company’s internal control over financial reporting was ineffective.

Remediation Plan for Material Weaknesses

The material weaknesses described above in “Evaluation of Disclosure Controls and Procedures” comprise control deficiencies that we discovered in the third quarter of fiscal year 2008 as we were preparing responses to SEC comments regarding the registration statement on Form S-1 that we filed on February 29, 2008 and in the first quarter of our fiscal 2009 year as we were preparing additional responses to SEC comments regarding the registration statement on Form S-1 that we filed on August 5, 2008.  Pursuant to this discovery, we formulated a remediation plan and initiated remedial action to address those material weaknesses. The elements of the remediation plan are as follows:

●
Appoint a new Acting Chief Financial Officer. On May 8, 2008, we appointed Dongliang (Frank) Su as our Acting Chief Financial Officer; Ming Qi resigned as our Chief Financial Officer, although he will maintain his position as a director on our Board on that same day.  Mr. Su has extensive US GAAP and regulatory experience and maintains a deep understanding of GAAP and financial statements.  Mr. Su is highly skilled in analyzing and evaluating various financial issues and in preparing financial statements.

●
Restate Financial Statement: We are restating our financial statements for the year ending June 30, 2007 and our interim financial statements for the quarters ending September 30, 2007, December 31, 2007 and March 31, 2008 so that the correct accounting treatment is reflected in those statements and flows through them accordingly.

●
Seeking and Recruiting Additional Accounting Professionals.  We are seeking to recruit experienced professionals to augment and upgrade our financial staff to address issues of timeliness and completeness in financial reporting when we are preparing filings for the Securities and Exchange Commission.

Although we believe that these corrective steps will remediate the material weaknesses discussed above when all of the additional financial staff positions are filled and our filings do not receive any additional comments from the SEC, we cannot assure you that this will be sufficient. We may be required to expend additional resources to identify, assess and correct any additional weaknesses in our internal control. The Company cannot make assurances that it will not identify additional material weaknesses in its internal control over financial reporting in the future.

Changes in Internal Controls Over Financial Reporting

Except as described above, there have been no changes in our internal controls over financial reporting that occurred during our last fiscal quarter to which this Quarterly Report on Form 10-QSB relates that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.